June 27, 2017

By EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:         PTC Inc.
Form 10-K for the Fiscal Year Ended September 30, 2016
Filed November 18, 2016
File No. 000-18059

Ladies and Gentlemen:

This letter is submitted in response to Kathleen Collins’ letter dated May 31, 2017 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K filed November 18, 2016 (the “2016 Form 10-K”) by PTC Inc. (the “Company”). Please find our responses to the Staff’s comments below. For your convenience, the comments in Ms. Collins’ letter are restated below, followed by our response.

Form 10-K for the Fiscal Year Ended September 30, 2016

Item 15. Exhibits and Financial Statement Schedules

Consolidated Statements of Operations, page F-4

1.
You state in your response to prior comment 1 that in future filings you will report cost of license and subscription and cost of support revenue and the associated margins separately. Please tell us whether you are able to apply a reasonable methodology to also separately report the cost of perpetual license from the cost of subscription revenues and their associated margins, which appear to differ based on your response and the disclosures you highlighted in MD&A.

Response:

As we agreed with you, given the inherent complexity in developing a methodology to allocate (i) cost of support and (ii) cost of license and subscription, respectively, between perpetual license and subscription, and the fact that we have not completed our analysis for the purposes of ASC 606, we will report Cost of Support and Cost of License and Subscription on the income statement through our adoption of ASC 606 in our fiscal year 2019 (the fiscal year ending September 30, 2019). Cost of Support and Cost of License and Subscription will be reported consistent with our internal reporting. Accordingly, Cost of Support will include the cost of supporting both perpetual licenses and subscription, and Cost of License and Subscription will include the cost of perpetual licenses and subscription licenses. We will include appropriate disclosure in both the Notes to the Financial Statements and in MD&A to explain what is in each of these cost lines as they are not directly comparable to the reported revenue lines. We will also continue to disclose in MD&A information about the significant components of those costs and significant changes and trends in margins and costs.

When we adopt ASC 606 in fiscal 2019, we will report services and product revenues and costs separately and align our costs with our revenue lines (including applying reasonable cost allocations to the extent necessary).

* * * * * * *

If you have any questions, please do not hesitate to call me at (781) 370-6971.

Very truly yours,

PTC INC.

/s/ Andrew Miller
Andrew Miller
Chief Financial Officer